EXHIBIT 2

Brian D. Fitzgerald

Capital Partners, Inc.

Eight Greenwich Office Park, Third Floor

Greenwich, CT  06831

October 18, 2004

Security Capital Corporation

Eight Greenwich Office Park, Third Floor

Greenwich, CT  06831

Attn:   Mr. John H.F. Haskell, Jr.

Chairman of the Special Committee
of the Board of Directors

Dear John:

In light of the developments in the two months since the last offer delivered by me to the Special Committee of the Board of Directors of Security Capital Corporation dated August 13, 2004 and our ongoing negotiations, I am pleased to make, on behalf of myself, CP Acquisition, L.P. No. 1 and certain of our respective affiliates, this increased offer at a price per share of $10.60.

Any questions regarding this letter may be directed to me at (203) 625-0770.

Very truly yours,

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald